Exhibit 99.1

NETCLASS TECHNOLOGY INC Establishes a Singapore Subsidiary to Drive Global AI Business Expansion

SHANGHAI and HONG KONG, July 24, 2025 – NETCLASS Technology INC (Nasdaq: NTCL; the “Company” or “NetClass”), a leading B2B smart education IT solutions provider with offices in Shanghai, Hong Kong, Singapore and Tokyo, today announced the establishment of a wholly owned subsidiary, NETCLASS INTERNATIONAL PTE. LTD., in Singapore, to support its international business development in AI applications, with a focus on expanding its footprint in Southeast Asia and other global markets.

The new subsidiary will serve as the Company’s primary base for overseas expansion and innovation in AI-driven solutions, particularly in the fields of language proficiency assessment and AI-assisted education. Singapore’s strategic position as a regional technology hub, coupled with its strengths in talent development and advanced research capabilities, makes it an ideal location for accelerating NetClass’s global growth.

"This is a strategic milestone in driving our international growth,” said Dr. Jianbiao Dai, Chairman and Chief Executive Officer of NetClass. “Singapore offers unparalleled advantages in AI research, application development, and educational innovation. By establishing a local presence, we’re better positioned to collaborate with regional partners, attract world-class talent, and deliver cutting-edge solutions that address the evolving needs of educators and learners worldwide."

The establishment of the Singapore subsidiary reflects NetClass’s broader vision of transforming traditional education through intelligent technologies. As the Company enhances its global R&D capabilities and deepens its presence in Southeast Asia, it remains committed to driving educational digitalization and delivering scalable, impactful AI solutions to institutions and enterprises worldwide.

About NETCLASS TECHNOLOGY INC

NETCLASS TECHNOLOGY INC is a leading B2B smart education specialist with offices in Shanghai, Hong Kong, Singapore, and Tokyo, providing innovative IT solutions to schools, training institutions, corporations, public agencies, and other organizations. Our services include SaaS subscription services and application software development, with solutions spanning teaching and campus management, online teaching, examinations, epidemic prevention, data storage, EDC (Education Credit) blockchain systems, and lecturer evaluation services. Our mission is to deliver reliable, high-quality products that drive sustainable growth for our customers. For more information, please visit the Company’s website: https://ir.netclasstech.com

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward- looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's registration statement and other filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

NETCLASS TECHNOLOGY INC

Investor Relations

Email: ir@netclasstech.com

Jackson Lin

Lambert by LLYC

Phone: +1 (646) 717-4593

Email: jian.lin@llyc.global